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                   FUTUREMEDIA COMMENTS ON FISCAL 2007 OUTLOOK

            - Expects Revenue Growth and Positive Consolidated EBITDA
                                in Fiscal 2007 -

BRIGHTON, England - June 29, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European learning communications provider, today announced its outlook for fiscal 2007. The Company will host a conference call today, June 29, at 10 a.m. Eastern Time to discuss its financial outlook and update investors on recent acquisitions and the strategic direction of the company.

The company expects consolidated EBITDA of between GBP 1.0 million and GBP 1.5 million ($1.8 million to $2.7 million) for the fiscal year ending April 30, 2007. Futuremedia also expects revenues to grow to GBP 18 to 20 million ($33 million to $36 million).

Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "Futuremedia has been through a remarkable transition over the past year and is emerging as a completely new company with stronger management, a new vision, better diversification of its business, and access to rapidly growing markets. We have assembled three dynamic, growing and complementary business groups that are well positioned to capitalize of the growing demand for learning communications. We are now poised to move toward profitable growth and accretion in shareholder value."

Mr. Fertig continued, "Due to integration costs as well as the seasonally weak summer months at all of our businesses, Futuremedia will not achieve positive EBITDA during the first quarter of 2007. However, the remaining quarters of the year should progressively show more favorable results, leading to positive EBITDA for the full year. We are focused on maximizing our assets by aggressively and efficiently pursuing a broad range of new business opportunities in learning communications. As the year unfolds, we expect to demonstrate tangible progress in building market share across all of our businesses."

Futuremedia's management will host the conference call at 3 p.m. U.K. time (10 a.m. Eastern Time) today, Thursday, June 29, 2006. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-633-6740 in the United States and internationally ten minutes before the stated start time and reference pass code 7503652. The call will also be broadcast live on the Investor Relations portion of the company's Web site located at www.futuremedia.co.uk.


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A replay of the conference call will be available through July 13, 2006, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 7503652. Also, an archived replay of the conference webcast will be available on the company's Web site for 12 months.

This document contains certain forward-looking non-US GAAP financial measures (as defined by SEC Regulation G). EBITDA is earnings before interest, taxes, depreciation and amortization, and is not a financial measure presented in accordance with US GAAP. The Company believes that it is helpful to highlight for investors its future expectations regarding its results on an EBITDA basis. Management believes EBITDA provides an indicative measure of the Company's operating performance, and will limit its earnings guidance to Revenues and EBITDA. As the Company's EBITDA is not a financial measure presented in accordance with US GAAP, when analyzing the Company's operating performance investors should not consider EBITDA in isolation or as a substitute for other financial measures presented in accordance with US GAAP. Moreover, the Company's EBITDA is not necessarily comparable to other similar measures reported by other companies. Due to the complexity of non-cash accounting charges connected with financing and the accounting for the possible amortization of intangible assets in connection with our recent acquisitions, it is not practicable at this time to reconcile this forward-looking non-US GAAP financial measure to the most comparable US GAAP measure.

About Futuremedia:
The Futuremedia group of companies is comprised of Futuremedia plc, Open Training AB, ebc and Button. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit www.futuremedia.co.uk.


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"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's future financial condition and performance; the future success of the Company's products and services; the expected benefits of acquisitions; and the Company's ability to secure additional financing. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably in the future; the Company's ability to develop and successfully market its services and products; risks associated with acquisitions (including the risk that acquisitions may not deliver the benefits expected by management and the risks associated with integration of acquisitions generally); risks associated with the Company's ability to obtain additional financing (including the risk that the Company may not be able to obtain such financing on acceptable terms or at all and risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company's shares or other factors); the risk that significant customer contracts may be terminated or not completed due to factors beyond the Company's control; the Company's ability to expand its business in new geographic markets; and the early stage of the e-learning market, rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

                                      # # #


Contact Information:

US - Corey Kinger/Ashley Zandy
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com